Exhibit 99.1

SIMILARWEB ANNOUNCES SECOND QUARTER 2021 RESULTS
Second quarter 2021 revenue grew 49% year-over-year to $32.5 million.
Gross margin improved by 253 basis points year-over-year to 78.5%.
220 customers with ARR of $100K or more, an increase of 52% year-over-year.

Company introduces strong guidance for Q3 and full-year 2021.

TEL AVIV, ISRAEL -- August 11, 2021 -- Similarweb Ltd. (NYSE: SMWB) ("Similarweb" or the "Company"), a leading platform for digital intelligence, today announced financial results for its second quarter ended June 30, 2021.
“Similarweb delivered strong financial results in our first quarter as a public company. Companies around the world are investing in digital transformation, and Similarweb enables them to maximize their efforts as the measure of the digital world. Our growth accelerated in Q2, we added customers across all verticals and markets, expanded our existing customer relationships and continued to invest across the board in order to increase our scale, customer base and market penetration. We have a massive opportunity ahead of us and we will continue to invest in capturing it”, said Or Offer, Founder and CEO of Similarweb.
Second Quarter 2021 Financial Highlights
•Total revenue was $32.5 million, an increase of 49% compared to the second quarter of 2020.
•GAAP operating loss was $(14.9) million, compared to $(3.1) million for the second quarter of 2020.
•Non-GAAP operating loss was $(10.8) million, compared to $(2.5) million for the second quarter of 2020.
•GAAP earnings per share, basic and diluted, was $(0.33), compared to $(0.25) for the second quarter of 2020.
•Free cash flow was $(3.3) million, compared to $(1.5) million compared to the second quarter of 2020.
•Cash and cash equivalents totaled $177.0 million as of June 30, 2021, up from $38.3 million as of March 31, 2021. This includes a total of $150.7 million of capital, net of related underwriting fees and commission and other issuance costs, from our successful IPO on the New York Stock Exchange.

Recent Business Highlights
•Grew number of customers to 3,068 as of June 30, 2021, an increase of 24% compared to June 30, 2020.
•Grew average annual revenue per customer to $43,800 in the second quarter of 2021, an increase of 22% compared to the second quarter of 2020.
•Grew number of customers with ARR of $100,000 or more to 220, an increase of 52% compared to June 30, 2020.
•Customers with ARR of $100,000 or more contributed 49% of the total ARR as of June 30, 2021, compared to 45% as of June 30, 2020.
•Net dollar-based retention rate for customers with ARR of $100,000 or more increased to 118% as compared to 114% in the second quarter of 2020.
•Employee headcount as of June 30, 2021 was 752, an increase of 59% as compared to June 30, 2020.
•In August 2021, the Company signed a lease for its new Israel headquarters.

Financial Outlook
“We are pleased with the positive momentum going into the second half of 2021”, said Jason Schwartz, Chief Financial Officer of Similarweb. "Given our strong first half results and increasing demand for our solutions, we are introducing the following financial guidance for the third quarter and full year 2021”.
•Q3 2021
◦Total revenue between $32.8 million and $33.2 million.
◦Non-GAAP operating loss between $(14.5) million and $(14.9) million.
•FY 2021
◦Total revenue between $129.0 million and $130.0 million.
◦Non-GAAP operating loss between $(49.0) million and $(50.0) million.
The Company’s third quarter and 2021 financial outlook is based on a number of assumptions that are subject to change and many of which are outside the Company’s control. If actual results vary from these assumptions, the Company’s expectations may change. There can be no assurance that the Company will achieve these results.
The Company does not provide guidance for operating loss, the most directly comparable GAAP measure to non-GAAP operating loss, and similarly cannot provide a reconciliation between its forecasted non-GAAP operating loss and forecasted operating loss without unreasonable effort due to the unavailability of reliable estimates for certain items. These items are not within the Company’s control and may vary greatly between periods and could significantly impact future financial results.

Conference Call Information
The financial results and business highlights will be discussed on a conference call and webcast scheduled at 8:30 a.m. Eastern Time today, August 11, 2021. A live webcast of the call can be accessed from Similarweb’s Investor Relations website at https://ir.similarweb.com. An archived webcast of the conference call will also be made available on the Similarweb website following the call. The live call may also be accessed via telephone at (877) 407-0726 toll-free and at (201) 689-7806 internationally. A telephonic replay of the conference call will be available until August 18, 2021 following the end of the conference call. To listen to the replay, please dial (877) 660-6853 or (201) 612-7415.
About Similarweb: As the most trusted platform for understanding online behavior, millions of people rely on SimilarWeb insights to strengthen their knowledge of the digital world. We empower anyone — from the curious individual to the enterprise business leader — to make smarter decisions by understanding why things happen across the digital ecosystem.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include statements relating to the expected performance of our business, future financial results, strategy, the potential impacts of the COVID-19 pandemic and associated global economic uncertainty, long-term growth and overall future prospects and the size and our ability to capitalize on our market opportunity. Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a variety of assumptions, uncertainties, risks and factors that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) challenges associated with forecasting our revenue given our recent growth and rapid technological development, (ii) our history of net losses and desire to increase operating expenses, thereby limiting our ability to achieve profitability, (iii) challenges related to effectively managing our growth, (iv) intense competition in the market and services categories in which we participate, (v) potential reductions in participation in our contributory network and/or increase in the volume of opt-out requests from individuals with respect to our collection of their date, or a decrease in our direct measurement dataset, which could lead to a deterioration in the depth, breadth or accuracy of our data, (vi) our inability to attract new customers and expand subscriptions of current customers, (vii) changes in laws, regulations, and public perception concerning data privacy or change in the patterns of enforcement of existing laws and regulations, (viii) our inability to introduce new features or solutions and make enhancements to our existing solutions, (ix) real or perceived errors, failures, vulnerabilities or bugs in our platform, (x) potential security breaches to our systems or to the systems of our third-party service providers, (xi) our inability to obtain and maintain comprehensive and reliable data to generate our insights, (xii) changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself that may diminish the demand for our solutions, and (xiii) failure to effectively develop and expand our direct sales capabilities, which could harm our ability to increase the number of organizations using our platform and achieve broader market acceptance for our solutions.
These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our final prospectus for our initial public offering filed with the SEC on May 12, 2021 in connection with our initial public offering and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur.
Forward-looking statements represent our beliefs and assumptions only as of the date of this press release. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.
Certain information contained in this press release relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the Company's own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this press release, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of any information obtained from third-party sources. In addition, all of the market data included in this press release involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.

Non-GAAP Financial Measures
This press release contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Non-GAAP operating income (loss) represents GAAP operating income (loss) less share-based compensation, non-recurring acquisition related expenses and non-recurring expenses in relation to our initial public offering.

Press Contact:
Maayan Weiss
Similarweb
press@similarweb.com

Investor Contact:
Annie Rosenberg
The Blueshirt Group, for Similarweb
ir@similarweb.com

Similarweb Ltd.
Consolidated Balance Sheets
U.S. dollars in thousands (except share and per share data)

	December 31,	June 30,
	2020	2021
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$23,943	$176,966
Short-term investments	30,000	—
Restricted deposits	1,454	1,965
Accounts receivable, net	25,257	19,843
Deferred contract costs	5,495	6,668
Prepaid expenses and other current assets	2,096	2,265
Total current assets	88,245	207,707
Property and equipment, net	6,090	6,168
Deferred contract costs, noncurrent	6,030	7,382
Intangible assets and goodwill	2,868	3,889
Other non-current assets	401	331
Total assets	$103,634	$225,477
Liabilities and shareholders' (deficit) equity
Current liabilities:
Borrowings under Credit Facility	$26,853	$—
Accounts payable	4,349	9,585
Payroll and benefit related liabilities	11,022	13,562
Deferred revenues	53,145	65,330
Other payables and accrued expenses	13,741	14,527
Total current liabilities	109,110	103,004
Deferred revenues, non-current	743	615
Deferred rent	3,012	2,785
Other long-term liabilities	19	6
Total liabilities	112,884	106,410
Commitments and contingencies
Convertible Preferred Shares, NIS 0.01 par value, 51,877,220 and 0 shares authorized as of December 31, 2020 and June 30, 2021 (unaudited), 50,657,042 and 0 shares issued and outstanding as of December 31, 2020, and June 30, 2021 (unaudited), liquidation preference of $202,483 and $0 as of December 31, 2020, and June 30, 2021 (unaudited), respectively;	135,810	—
Shareholders' (deficit) equity
Ordinary Shares, NIS 0.01 par value, 79,176,826 and 500,000,000 shares authorized as of December 31, 2020, and June 30, 2021 (unaudited), 15,328,449 and 74,378,855 shares issued as of December 31, 2020 and June 30, 2021 (unaudited), 15,326,281 and 74,376,687 shares outstanding as of December 31, 2020 and June 30, 2021 (unaudited), respectively;	42	203
Additional paid-in capital	25,908	317,778
Accumulated other comprehensive income	76	7
Accumulated deficit	(171,086)	(198,921)
Total shareholders' (deficit) equity	(145,060)	119,067
Total liabilities, convertible preferred shares and shareholders' (deficit) equity	$103,634	$225,477

Similarweb Ltd.
Consolidated Statement of Comprehensive Income (Loss)
U.S. dollars in thousands (except share and per share data)

	Six Months Ended June 30,		Three Months Ended June 30,
	2020	2021	2020	2021
	(Unaudited)
Revenues	$42,491	$61,920	$21,890	$32,507
Cost of revenues	10,416	13,266	5,262	6,993
Gross profit	32,075	48,654	16,628	25,514
Operating expenses:
Research and development	9,717	18,678	4,830	9,694
Sales and marketing	24,792	41,712	11,905	22,112
General and administrative	6,403	14,747	2,955	8,640
Total operating expenses	40,912	75,137	19,690	40,446
Loss from operations	(8,837)	(26,483)	(3,062)	(14,932)
Finance expenses, net	(691)	(864)	(323)	(517)
Loss before income taxes	(9,528)	(27,347)	(3,385)	(15,449)
Income taxes	157	488	90	272
Net loss	(9,685)	(27,835)	(3,475)	(15,721)
Net loss per share attributable to ordinary shareholders, basic and diluted	(0.69)	(0.88)	(0.25)	(0.33)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	13,995,526	31,452,977	14,119,834	47,265,792
Net loss	(9,685)	(27,835)	(3,475)	(15,721)
Other comprehensive income (loss), net of tax
Change in unrealized gain (loss) on cashflow hedges	105	(69)	242	191
Total other comprehensive income (loss), net of tax	105	(69)	242	191
Total comprehensive loss	$(9,580)	$(27,904)	$(3,233)	$(15,530)

Share based compensation costs included above:
U.S. dollars in thousands

	Six Months Ended June 30,		Three Months Ended June 30,
	2020	2021	2020	2021
	(Unaudited)
Cost of revenues	$17	$66	$9	$36
Research and development	206	2,041	103	676
Sales and marketing	220	1,338	109	712
General and administrative	603	1,682	342	821
Total	$1,046	$5,127	$563	$2,245

Similarweb Ltd.
Consolidated Statement of Cash Flows
U.S. dollars in thousands

	Six Months Ended June 30,		Three Months Ended June 30,
	2020	2021	2020	2021
	(Unaudited)
Cash flows from operating activities:
Net loss	$(9,685)	$(27,835)	$(3,475)	$(15,721)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,013	1,055	441	535
Finance income	(66)	(92)	(184)	(241)
Unrealized loss (gain) from hedging future transactions	138	(22)	118	53
Share-based compensation	1,046	5,127	563	2,245
Provision for accrued interest on Credit Facility	20	(53)	1	—
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable, net	2,693	5,414	(1,111)	4,489
Increase in deferred contract costs	(2,638)	(2,525)	(2,626)	(1,407)
(Increase) decrease in other current assets	(163)	(216)	(83)	24
Decrease in other non-current assets	60	70	60	1,357
Increase in accounts payable	643	3,951	154	1,962
Increase (decrease) in deferred revenue	2,283	11,836	(43)	2,388
Decrease in deferred rent	(258)	(227)	(121)	(106)
Increase (decrease) in other non-current liabilities	13	(13)	(7)	(7)
Increase in other liabilities and accrued expenses	3,991	2,866	4,878	1,823
Net cash used in operating activities	(910)	(664)	(1,435)	(2,606)
Cash flows from investing activities:
Purchases of property and equipment, net	(302)	(1,020)	(66)	(569)
Capitalized internal-use software costs	38	(113)	38	(113)
Increase in restricted deposits	(77)	(511)	(106)	(23)
Decrease in short-term investments	447	30,000	76	20,025
Payment in relation to business combination	—	(500)	—	(500)
Acquisitions of intangible assets	—	(300)	—	(300)
Net cash provided by (used in) investing activities	106	27,556	(58)	18,520
Cash flows from financing activities:

Proceeds from PPP loan	1,759	—	1,759	—
Proceeds from exercise of stock options	487	428	55	90
Borrowings under Credit Facility	10,000	30,000	—	—
Repayment of Credit Facility	—	(56,800)	—	(30,000)
Proceeds from initial public offering, net of underwriting fees and commissions and other issuance costs	—	152,411	—	152,411
Net cash provided by financing activities	12,246	126,039	1,814	122,501
Effect of exchange rates on cash and cash equivalents	66	92	184	241
Net increase in cash and cash equivalents	11,508	153,023	505	138,656
Cash and cash equivalents, beginning of period	7,034	23,943	18,037	38,310
Cash and cash equivalents, end of period	$18,542	$176,966	$18,542	$176,966
Supplemental disclosure of cash flow information:
Interest paid	$568	$528	$326	$137
Taxes paid	$71	$254	$(9)	$120
Supplemental disclosure of non-cash financing activities:
Offering costs incurred during the period included in accounts payable and accrued expenses	$—	$1,745	$—	$1,745

Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Reconciliation of Loss from operations (GAAP) to Non-GAAP operating loss

	Six Months Ended June 30,		Three Months Ended June 30,
	2020	2021	2020	2021
	(In thousands)
Loss from operations	$(8,837)	$(26,483)	$(3,062)	$(14,932)
Share-based compensation expenses	1,046	5,127	563	2,245
Non-recurring fees related to initial public offering	—	1,214	—	1,214
Retention payment related to business combination	—	696	—	696
Non-GAAP operating loss	$(7,791)	$(19,446)	$(2,499)	$(10,777)

Reconciliation of Net cash used in operating activities (GAAP) to Free cash flow

	Six Months Ended June 30,		Three Months Ended June 30,
	2020	2021	2020	2021
	(In thousands)
Net cash used in operating activities	$(910)	$(664)	$(1,435)	$(2,606)
Capital expenditure	(302)	(1,020)	(66)	(569)
Capitalized internal use software costs	38	(113)	38	(113)
Free cash flow	$(1,174)	$(1,797)	$(1,463)	$(3,288)